SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.     )*

Quantenna Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74766D 10 0

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74766D 10 0	13 G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures IV-QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by DAG Ventures IV-QP, L.P. (“DAG IV-QP”), DAG Ventures IV-A, LLC (“DAG IV-A”), DAG Ventures IV, L.P. (“DAG IV”), DAG Ventures Management IV, LLC (“DAG IV LLC”), Messrs. R. Thomas Goodrich and John J. Cadeddu (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures IV-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS R. Thomas Goodrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS John J. Cadeddu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,160,342 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,160,342 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,342 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,791,367 shares of Common Stock held by DAG IV-QP, (ii) 179,662 shares of Common Stock held by DAG IV-A and (iii) 189,313 shares of Common Stock held by DAG IV. DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP NO. 74766D 10 0	13 G	Page 8 of 11 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Quantenna Communications, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:
Item 1(b)	Address of issuer’s principal executive offices:

Quantenna Communications, Inc.

3450 W. Warren Avenue

Fremont, California 94538-6425, United States of America

Items 2(a)	Name of Reporting Persons filing:

DAG Ventures IV-QP, L.P. (“DAG IV-QP”)

DAG Ventures IV-A, LLC (“DAG IV-A”)

DAG Ventures IV, L.P. (“DAG IV”)

DAG Ventures Management IV, LLC (“DAG IV LLC”)

R. Thomas Goodrich

John J. Cadeddu

Item 2(b)	Address or principal business office or, if none, residence:

DAG Ventures

251 Lytton Avenue, Suite 200

Palo Alto, California 94301, United States of America

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
DAG IV-QP	Delaware, United States of America

DAG IV-A	Delaware, United States of America

DAG IV	Delaware, United States of America

DAG IV LLC	Delaware, United States of America

R. Thomas Goodrich	United States of America

John J. Cadeddu	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

74766D 10 0

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

CUSIP NO. 74766D 10 0	13 G	Page 9 of 11 Pages

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2016:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
DAG IV-QP	1,791,367	0	2,160,342	0	2,160,342	2,160,342	6.6%
DAG IV-A	179,662	0	2,160,342	0	2,160,342	2,160,342	6.6%
DAG IV	189,313	0	2,160,342	0	2,160,342	2,160,342	6.6%
DAG IV LLC (2)	0	0	2,160,342	0	2,160,342	2,160,342	6.6%
R. Thomas Goodrich (2)	0	0	2,160,342	0	2,160,342	2,160,342	6.6%
John J. Cadeddu (2)	0	0	2,160,342	0	2,160,342	2,160,342	6.6%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. DAG IV LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A. Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 32,808,092 shares of the Common Stock outstanding as set forth in the Issuer’s most recent Form S-1 as filed with the Securities and Exchange Commission on September 29, 2016.

Item 5	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. 74766D 10 0	13 G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2017

DAG VENTURES IV-QP, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV-A, LLC
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	MANAGER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES MANAGEMENT IV, LLC

/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

/s/ R. Thomas Goodrich
R. Thomas Goodrich

/s/ John J. Cadeddu
John J. Cadeddu

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement